Exhibit 99.1
Announcement on Cancellation of Shares

On October 6, 2022, the board of directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved to cancel the treasury shares to be acquired pursuant to the announcement on Form 6-K dated October 6, 2022.

1. Class and Number of Shares to be Cancelled	Common shares	4,297,994
	Preferred shares	-
2. Total Number of Shares Issued	Common shares	512,934,131
	Preferred shares	17,482,000
3. Face Value per Share	KRW 5,000

4. Estimated Amount to be Cancelled	KRW 150,000,000,000

5. Scheduled Period of Acquisition of Treasury Shares for Cancellation	From	October 7, 2022
	To	January 6, 2023
6. Acquisition Method of Treasury Shares to be Cancelled		Purchase on the stock exchange(KRX)
7. Scheduled Date of Cancellation	To be determined
8. Date of resolution by the board of directors	October 6, 2022

9. Other considerations

Pursuant to Paragraph 1 of Article 343 of the Korean Commercial Code, the above share cancellation will proceed within the limit of profits available for dividends. While the number of shares issued will decrease, the total capital amount will not change due to the share cancellation.

The above “1. Class and Number of Shares to be Cancelled – Common shares” and “4. Estimated Amount to be Cancelled” are calculated using the closing share price of common shares of SFG on October 5, 2022 (one day prior to this announcement). The actual number of shares to be cancelled is subject to change depending on share price fluctuation.

SFG plans to cancel the treasury shares following the completion of the acquisition of the treasury shares. For detailed information regarding acquisition of the treasury shares, please refer to another Form 6-K announcement of SFG in respect of acquisition of the treasury shares made on the date hereof.